Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BARNES & NOBLE, INC.

(Pursuant to Sections 141 and 242 of the

General Corporation Law of the State of Delaware)

Barnes & Noble, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”),

DOES HEREBY CERTIFY:

1. The name of the corporation is Barnes & Noble, Inc. (the “Corporation”).

2. Section (a) of ARTICLE SIXTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

SIXTH: (a) The directors, other than those who may be elected by the holders of Common Stock or Preferred Stock pursuant to resolutions of the Board of Directors, adopted pursuant to the provisions of this Amended and Restated Certificate of Incorporation, establishing any series of Preferred Stock and granting to holders of shares of such series of Preferred Stock rights to elect additional directors under specified circumstances, shall be classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible, and each such director shall hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of his or her election, with the members of each class to hold office until their successors have been elected and qualified. Notwithstanding the foregoing, effective as of the annual meeting of stockholders to be held in 2018 (the “2018 Annual Meeting”), and at each annual meeting of stockholders thereafter, subject to any such rights granted to holders of such series of Preferred Stock to elect additional directors under specified circumstances, each director elected at and after the 2018 Annual Meeting shall be elected for a term expiring at the next succeeding annual meeting of stockholders and until such director’s successor shall have been elected and qualified; provided, however, that any director who prior to the 2018 Annual Meeting was elected to a term that continues beyond the date of the 2018 Annual Meeting (such term, a “Classified Term”), shall continue to serve as a director for the remainder of his or her elected Classified Term or until his or her death, resignation, disqualification or removal (each such director, including any director appointed to fill a vacancy caused by the death, resignation, disqualification, removal or other cause of such director, a “Continuing Classified Director”; provided that any such director shall cease to be a Continuing Classified Director upon the expiration of the Classified Term to which he or she was most recently elected or appointed). As a result, effective as of the annual meeting of stockholders in 2020, the Board will no longer be classified under Section 141(d) of the General Corporation Law of the State of Delaware and directors shall no longer be divided into classes. Any director that is not a Continuing Classified Director may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of the Voting Stock, voting together as a single class. No director need be a stockholder.

3. This Certificate of Amendment has been duly adopted in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law.

4. All other provisions of the Corporation’s Amended and Restated Certificate of Incorporation, as amended, shall remain in full force and effect.

* * * * *

IN WITNESS WHEREOF, this Certificate of Amendment, having been duly adopted by the Corporation’s Board of Directors and the Corporation’s stockholders in accordance with Section 242 of the Delaware General Corporation Law, has been executed by its duly authorized officer this 19th day of September, 2017.

BARNES & NOBLE, INC.,

by
Name: Bradley A. Feuer
Title: Vice President, General Counsel and Corporate Secretary